OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:
3235-0145
Expires:
            October 31, 1997
Estimated average burden
hours per form . . . . . . . . . . . . . . . . . . . . . . . . .
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

                 GRANT GEOPHYSICAL, INC.
(Name of Issuer)


                 $2.4375 Convertible Preferred Stock

(Title of Class of Securities)


                           388085201
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                      October 31, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(Continued on the Following Pages)

Page 1 of 5 Pages
                                          SCHEDULE 13D

CUSIP No.   388085201



Page   2   of    5    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elliott Associates, L.P., a Delaware Limited
Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   415,564

8
SHARED VOTING POWER


                   0

9
SOLE DISPOSITIVE POWER

                   415,564

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   415,564
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   18.07%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085201



Page   3   of    5   Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands
Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Cayman Islands, British West Indies

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   282,050

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   282,050
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   282,050
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.26%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085201



Page   4   of    5     Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Martley International, Inc., a Delaware
corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   282,050

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   282,050
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   282,050
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.26%
14
TYPE OF REPORTING PERSON*

                   CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

             This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of November 7, 1996 and amends and supplements the information provided in the Schedule 13D, as amended, previously filed with respect to securities beneficially owned by the reporting persons as of August 30, 1996.

             Item 4 is amended by adding the following:


             During the period of time commencing on October 31, 1996 and ending on November 7, 1996, Elliott and Westgate loaned to the Issuer the aggregate amount of $2,764,000 on a demand basis at an interest rate of 15% per annum.


             Item 5(a) is amended and restated in its entirety to read as follows:

ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott beneficially owns 415,564 shares of Preferred Stock, representing 18.07% of the class of Preferred Stock.

             Westgate beneficially owns 282,050 shares of Preferred Stock, representing 12.26% of the class of Preferred Stock.

                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:       November 7, 1996                ELLIOTT ASSOCIATES,
L.P.



By:
         Paul E. Singer, General Partner


WESTGATE INTERNATIONAL, L.P.


By:  Martley International, Inc., as
      Investment Manager


    By:
         Paul E. Singer, President


MARTLEY INTERNATIONAL, INC.


By:
         Paul E. Singer, President